UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. __2___)*

                  Hemagen Diagnostics Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $0.01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         423501105
              ____________________________________
                         (CUSIP Number)

                    January 31, 1999
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     --x-      Rule 13d-1(b)
     ----      Rule 13d-1(c)
     ----      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.423501105                 13G         Page  2   of   11
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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Fund III, L.P.   F13-3737427
     MGP Advisers Limited Partnership  F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES
BENEFICIALLY    ------------------------------------------------
OWNED BY        (6) SHARED VOTING POWER             None
EACH REPORTING -------------------------------------------------
PERSON WITH:    (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
               ------------------------------------------------
                (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     345,000 (warrants)
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.2
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------











CUSIP No. 423501105          13G             Page  3  of  11
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Cayman Fund, L.P.  98-0132442
     AWM Investment Company, Inc.    11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Grand Cayman / Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
 SHARES
BENEFICIALLY    -------------------------------------------------
 OWNED BY      (6) SHARED VOTING POWER            None
   EACH        -------------------------------------------------
REPORTING      (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
PERSON WITH:
               -------------------------------------------------
               (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 50,000 (all warrants)
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      .6
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------








CUSIP No. 7423501105            13G         Page  4  of  11
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER           395,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER
 OWNED BY                                      None
   EACH        -------------------------------------------------
REPORTING      (7) SOLE DISPOSITIVE POWER     395,000
PERSON WITH:   -------------------------------------------------
               (8) SHARED DISPOSITIVE POWER    None

----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

       395,000 (all warrants)
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------








                                        Page 5 of 11 Pages

Item 1.
(a)  Name of Issuer:  Hemagen Diagnostics Inc.
(b)  Address of Issuer's Principal Executive Offices:
     34-40  Bear Hill Road,  Waltham  MA  02154
Item 2.
(a) Name of Person Filing: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"); (ii) MGP Advisers Limited PArtnership, A Delaware Limited Partnership ("MGP"); (iii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and
(vi) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none,
Residence:   The principal office and business address of the
Reporting Persons, excluding the Cayman Fund, is 153 East 53 Street, New York, New York 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company, P.O. Box 694, Edwards Street, Grand Cayman, Cayman Islands, BWI.
(c) Citizenship: The Fund and MGP are Delaware limited partnership. The Cayman Fund was formed under the laws of the Cayman Islands and AWM is a Delaware corporation. Austin W. Marxe and David M. Greenhouse are United States citizens. The
                                        Page 6 of 11 Pages
 business of the Fund and the Cayman Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MGP is to act as general partner of and investment adviser to the Fund. MGP is a registered investment adviser under the Investment Advisers
Act of 1940, as amended.   The principal business of AWM is to
act as general partner of and investment adviser to the Cayman Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and is also the sole general partner of MGP. Austin W. Marxe is a limited partner of MGP and is the President and Chief Executive Office of AWM. The principal occupation of Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Advisers.
2(d)      Title of Class of Securities: See cover sheets.
2(e)      CUSIP Number:  See cover sheets.
Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act;
(b) ( )   Bank as defined in section 3(a) (6) of the Act;
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act;
(d) (x)   Investment Company registered under section 8 of the
                                        Page 7 of 11 Pages
           Investment Company Act of 1940;
(e) (x)   An Investment Adviser in accordance with $240.13d-
          1(b)(I)(ii)(E);
(f) ( ) An employee benefit plan or endowment fund in accordance with $240.13d-1(b)(I)(ii)(F);
(g) (x) A parent holding company or control person in accordance with $240.13d-1(b)(1)(ii)(G);
(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.
Item 4.   Ownership:
(a) Amount Beneficially Owned: 395,000 shares of Common Stock are beneficially owned by Austin W. Marxe and David Greenhouse; of which 345,000 warrants are owned by the Fund and 50,000 warrants are owned by the Cayman Fund.
(b) Percent of Class: 4.8 percent of the Common Stock are beneficially owned by Austin Marxe and David Greenhouse.
     4.2 percent of the Common Stock are beneficially owned by the Fund and .6 percent are beneficially owned by the Cayman Fund.


                                        Page 8 of 11 Pages
(c) Number of Shares as to which the person has Rights to Vote and/or Dispose of Securities: The Fund, MGP, the
     Cayman Fund and AWM have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by each Fund and its Adviser.
     Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being Executive Officers of the Investment Advisers.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class
     of securities, check the following   x .
     Item 6.Ownership of More than Five Percent on Behalf of Another Person: The Fund and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.

                                        Page 9 of 11 Pages
Item 8. Identification and Classification of Members of the
      Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.














                                   Page 10 of 11 Pages
                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 1999


               SPECIAL SITUATIONS FUND III, L.P.


               By:/s/ Austin W. Marxe
                  Austin W. Marxe
                  Managing Director

               MGP ADVISERS Limited Partnership


               By:/s/ Austin W. Marxe
                   Austin W. Marxe
                   President and Chief Executive Officer

               SPECIAL SITUATIONS CAYMAN FUND, L.P.



               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   Managing Director

               AWM INVESTMENT COMPANY, INC.



               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   President and CEO



                    /s/ Austin W. Marxe
                    AUSTIN W. MARXE



                    /s/David M Greenhouse

                                   Page 11 of 11 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended and the general partner of the Fund. AWM is also a registered investment adviser under the Investment Advisers Act of 1940 and serves as the general partner of, and investment adviser to, the Cayman Fund. Austin W. Marxe and David Greenhouse are the principal owners of MGP and AWM.